Exhibit (a)(5)(v)
NEWS RELEASE
Ferro Corporation Announces Expiration and Final Results of Tender Offer for its
6.50% Convertible Senior Notes Due 2013
CLEVELAND — August 31, 2010 — Ferro Corporation (NYSE: FOE), announced today the final results of its tender offer for all of its outstanding 6.50% Convertible Senior Notes due 2013 (the “Convertible Notes”), which expired at midnight, New York City time, on August 30, 2010 (the “Expiration Time”). Ferro has purchased all of the $100,504,000 in aggregate principal amount of Convertible Notes, or approximately 58% of the outstanding Convertible Notes, that were validly tendered and not validly withdrawn at or prior to the Expiration Time.
Credit Suisse Securities (USA) LLC acted as the Dealer Manager for the Tender Offer and Global Bondholder Services Corporation acted as Information Agent for the Tender Offer.
This press release is for information purposes only and shall not constitute an offer to sell nor the solicitation of an offer to buy the Convertible Notes.
About Ferro Corporation
Ferro Corporation is a leading global supplier of technology-based performance materials for manufacturers. Ferro materials enhance the performance of products in a variety of end markets, including electronics, solar energy, telecommunications, pharmaceuticals, building and renovation, appliances, automotive, household furnishings, and industrial products.
Headquartered in Cleveland, Ohio, the Company has approximately 5,200 employees globally and reported 2009 sales of $1.7 billion.
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INVESTOR CONTACT:
David Longfellow
Director, Investor Relations, Ferro Corporation
Phone: 216-875-7155
E-mail: longfellowd@ferro.com
MEDIA CONTACT:
Mary Abood
Director, Corporate Communications, Ferro Corporation
Phone: 216-875-6202
E-mail: aboodm@ferro.com